

SECU 17016770 C
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MAR 01 2017
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52982

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Monere Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 S. LaSalle Street, Suite 4150
(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur F. Harmon (630)664-4885
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd. #2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **John G. Bouckaert** swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Monere Investments, Inc.** as of **December 31, 2016** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

President

Title

Subscribed and sworn to before me this

Day of: February 24, 2017



NOTARY PUBLIC STATE OF ILLINOIS
ANDREW J WYKRETOWICZ
"OFFICIAL SEAL"
My Commission Expires
January 12, 2020

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition
- ☐ (c) Statement of Income (Loss)
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- ☒ (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-3
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A copy of the Exemption Report.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation-Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).
- ☒ (p) Independent Auditor's Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e){3).**



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Monere Investments, Inc.

We have audited the accompanying statement of financial condition of Monere Investments, Inc. (the "Company") as of December 31, 2016 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (CEAct), and the related notes to the financial statement and supplemental information. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Monere Investments, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

The Supplementary Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Monere Investment, Inc.'s financial statement. The supplemental information is the responsibility of Monere Investment, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and pursuant to Regulation 1.10 under the CEAct. In our opinion, the Supplementary Schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 24, 2017

MONERE INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash	$ 98,730
Receivable from broker	397,793
Prepaid expenses	40,902
Employee Receivable	39,200
Commission Receivable	28,596
Fixed assets (net of accumulated depreciation of $8,022)	18,694
Other assets	6,532
Total assets	**$630,447**

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions payable	$ 122,398
Payable to affiliates	18,418
Accounts payable and accrued expenses	84,115
Total liabilities	$ 224,931

STOCKHOLDER'S EQUITY: (Note 2)	
Common stock, no par value, $10 stated value, authorized 10,000 shares, 1,000 shares issued and outstanding	$ 10,000
Additional paid-in capital	1,910,339
Retained Deficit	(1,514,823)
Total stockholder's equity	405,516
Total liabilities and stockholder's equity	**$ 630,447**

The accompanying notes are an integral part of this statement.

MONERE INVESTMENTS, INC.
NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Atrium Trading, Inc., an Illinois corporation was incorporated under the laws of the State of Illinois on October 1, 2000. The name of Atrium Trading, Inc. was changed to Monere Investments, Inc. (the "Company") on September 17, 2014. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is registered as an Introducing Broker with the Commodity Futures Trading Commission and is a Member of the National Futures Association ("NFA"). The Company's primary business purpose is to provide an avenue for its clients for self-directed trading of various asset classes including securities and insurance based products for a commission.

Effective August 28, 2014, the Company became a wholly owned subsidiary ofMonere Holdings, Inc. (MHI). MHI was organized in Illinois on June 5, 2014 and is 100% owned by employees of the Company.

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Use ofEstimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Income taxes

The Company has elected to be taxed as a Qualified Subchapter S Subsidiary under the provisions of the Internal Revenue Code. Under these provisions, the Company does not pay federal income taxes but is subject to Illinois State Replacement Tax. MHI is responsible for reporting the Company's share of profit and loss on its income tax returns.

Fixed assets

Fixed assets are recorded at cost and are depreciated on a straight line basis over their estimated useful lives.

Financial Instruments Valuation

In accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Inputs - Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs - Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly.

Level 3 Inputs - Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if, any, market activity. These inputs require significant management judgment or estimation.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. Insuch cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

At December 31, 2016, the Company held no Level 1, Level 2 or Level 3 investments.

MONERE INVESTMENTS, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31,2016

(continuedl

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule l 5c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2016, the Company had net capital of $288,537 which was $188,537 in excess of the required minimum net capital. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.78 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. The Company is also subject to the net capital rules of the NFA. The Company is required to maintain a minimum net capital under the NFA rules of$100,000. Under these rules, the Company had excess net capital of$188,537.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with MHI under which shared office, employee and fixed asset costs are allocated between the entities based upon estimated usage. At December 31, 2016 MII was indebted to MHI in the amount of$3,573, which is included in the payables to affiliates on the Statement of Financial Condition.

The Company also has an expense sharing agreement with Monere Wealth Management, Inc. (MWM), a sister subsidiary of MHI. Under that agreement shared office, employee and fixed asset costs are allocated between the entities based on estimated usage. At December 31, 2016 MII was indebted to MWM in the amount of $14,845, which is included in the payables to affiliates on the Statement of Financial Condition.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

In the normal course of business, the Company' s activities through its clearing broker involve execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. In addition, the Company bears the risk of financial failure by its clearing broker.

The Company also maintains its cash balances in two financial institutions, which at times may exceed federally insured limits. As of December 31, 2016, the Company had no amounts in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

MONERE INVESTMENTS, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016
(continued)

NOTE 5 - CREDIT CONCENTRATION

At December 31, 2016, a significant credit concentration of approximately $397,000 is on deposit with the clearing broker. Management does not consider the risk associated with the balances held at the clearing broker to be significant.

NOTE 6 - EMPLOYEEBENEFIT PLAN

The Company has established a salary reduction (401(k)) plan for qualified employees. The Company has elected not to make contributions to the plan and is not the trustee of the plan assets.

NOTE 7 - LEASECOMMITMENT

The company conducts its operations in leased office facilities and annual rentals are charged to current operations.

NOTE 8-LITIGATION

During the year, the arbitration claim previously filed with the Financial Industry Regulatory Authority (FINRA) against the Company and certain individual employees of the Company was finalized. The FINRA arbitration panel assessed financial awards against the Company and certain employees of the Company.

NOTE 9-RECEWABLE FROM BROKER

Amounts receivable from broker at December 31, 2016 consists of deposits of $100,000, cash of $286,142 and commissions receivable of $11,651.

NOTE JO - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 24, 2017, the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

MONERE INVESTMENT, INC.

COMPUTATION OF NET CAPITAL FOR BROKER AND DEALERS
PURSUANT TO RULE 15C3-1
December 31, 2016

Computation of net capital

Total equity	$ 405,516
Non-allowable assets:	
Receivable from broker	11,651
Prepaid expenses	40,902
Employee receivable	39,200
Fixed assets	18,694
Other assets	6,532
	116,979
Net capital	***$ 288,537***

Computation of net capital requirement

Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 100,000
Net capital requirement	100,000
Net capital in excess of net capital requirement	***$ 188,537***

See the accompanying Independent Auditor's Report

(continued)

Note (A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if Alternative method is used.

There are no material differences between the above computation and the Company's Corresponding Unaudited Form FOCUS Part lla filing of Form X-17A-5 and pursuant to CFTC Rule 1.17 as of December 31, 2016.

MONERE INVESTMENTS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15C3-3

December 31, 2016

The Company did not handle any customer cash or securities during the year ended December 31, 2016, and does not have any customer accounts.

MONERE INVESTMENTS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15C3-3

The Company did not handle any customer cash or securities during the year ended December 31, 2016, and does not have any customer accounts.

See the accompanying Independent Auditor's Report



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Monere Investments, Inc.,

We have reviewed management's statements, included in the accompanying Monere Investments, Inc.'s Exemption Report (the "Exemption Report"), in which (1) Monere Investments, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions"); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 24, 2017

MONERE INVESTMENTS, INC.

The Exemption Report

We, as members of the management of Monere Investments, Inc. (the Company), are responsible for complying with 17 C.F.R 240.1 7a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. 240. 15c3-3: (k) (2)(ii) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. 240. 15c3-3: (k) under which the Company claimed an exemption from 17 C.F.R. 240. 15c3-3: (k) (2)(ii) (the "exemption provisions") and

(2) The Company met the identified exemption provisions under 17 C.F.R. 240. 15c3-3 throughout the most recent fiscal year ending December 31, 2016, without exception.

MONERE INVESTMENTS, INC.



John G. Bouckaert, President

February 24, 2017



RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholder of
Monere Investments, Inc.,

In planning and performing our audit of the financial statements of Monere Investments, Inc. (the "Company"), as of and for the year ended December 31, 2016, in accordance with auditing standards generally accepted in the United States of America, our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. We did not include in our study tests on the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; nor did we include in our study tests on the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC since the Company did not handle any customer cash or customer assets during the year ended December 31, 2016.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safe-guarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2016, to meet the CFTC's objectives.

This report is intended solely for the information and use of management, the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska LLP

Chicago, Illinois
February 24, 2017

MONERE INVESTMENTS, INC.
REPORT PURSUANT TO RULE 17a-5(d)
YEAR ENDED DECEMBER 31, 2016

AVAILABLE FOR PUBLIC INSPECTION